UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2019 (Report No. 2)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the financial statements of NetNut Ltd. as of December 31, 2018, which is attached hereto as Exhibit 99.1, pro forma financial information of the Company and NetNut Ltd., which is attached hereto as Exhibit 99.2, and the consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of NetNut Ltd., which is attached hereto as Exhibit 23.1.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-233510) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Financial Statements of NetNut Ltd. as of December 31, 2018.
99.2	Pro Forma Financial Information.
23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of NetNut Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd.
(Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: September 11, 2019

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